WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050



06015473

July 21, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons – Paul Myners	July 11, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

PROCESSED
JUL 26 2006

Enclosures

dlw 7/26

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.**	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATING TO (iii)
3.	Name of *person discharging managerial responsibilities/director* PAUL MYNERS	**4.**	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.**	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7.	Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them STRAND NOMINEES LIMITED	**8.**	State the nature of the transaction PURCHASE
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired 25,000 SHARES	**10.**	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed	**12.**	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A	N/A
13. Price per *share* or value of transaction 583P	**14.** Date and place of transaction 11 JULY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 303,741 SHARES	**16.** Date issuer informed of transaction 11 JULY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANDREW GREEN, TEL. 020 8718 9984

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANDREW GREEN
Date of notification 11 JULY 2006

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

July 20, 2006


SEC MAIL
RECEIVED
PROCESSING
JUL 25 2006
WASH. D.C.
213
SECTION

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility ("PDMRS") and Connected Persons	July 20, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
George Rudy
Authorized Representative

Enclosures

Issued: 20 July 2006

**MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR THE "COMPANY")
NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AND CONNECTED PERSONS**

Performance Share Plan

It was confirmed on 19 July 2006 that on that day the following awards under the Marks and Spencer Group Performance Share Plan (the "Performance Share Plan") were made to Directors and to Persons Discharging Managerial Responsibility ("PDMRs") of the Company:

Name of Director	**Allocation of Performance Shares (see Note below)**
Ian Dyson	331,878
Stuart Rose	663,755
Steven Sharp	331,878

Name of PDMR	**Allocation of Performance Shares (see Note below)**
Kate Bostock	157,205
Keith Cameron	74,672
Clem Constantine	66,376
Guy Farrant	157,205
Flic Howard-Allen	48,472
Matthew Hudson	49,782
Stuart McIvor	52,402
Andrew Moore	41,921
Graham Oakley	117,031
Simon Ratcliffe	44,541
Steve Rowe	66,376
Andrew Skinner	110,044
Darrell Stein	60,262
Anthony Thompson	157,205
Glen Tinton	72,052
Richard Wolff	69,869

Note:

Under the Performance Share Plan, awards are granted as a conditional allocation, where a participant will receive free Ordinary Shares in the Company on the vesting of an award subject to continuing employment. The vesting of an award will depend on the Company's adjusted earnings per share ("EPS") performance over a fixed three-year performance period starting on the first day of the financial year in which the awards were granted. For the purposes of this calculation, the grant was made at a share price of £5.725.

The above information has been disclosed under DR 3.1.4R(1) and, where applicable, in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

For further information, please contact:

Corporate Governance	-	Anthony Clarke	-	020 8718 9940
Corporate Press Office	-	Sue Saddler	-	020 8718 8642